CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2570

February 7, 2002

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFB's press release, dated January 30, 2002, setting forth and discussing its financial results for the fourth quarter of 2001.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

Enclosure

cc: Edgar Omar Méndez Nava (w/o enclosures)

BBVA Bancomer

4Q01

Management Discussion and Analysis

CONTENTS



Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income was Ps. 6,091 million in 2001 and Ps. 1,418 million in 4Q01
- Fully-diluted EPS was Ps. 0.66 for 2001, 2.8 times that of the previous year
- ROAE reached 16.2% in 2001, compared to 5.6% in 2000
- ROAA was 1.5% in 2001, compared to 0.5% in 2000

Banking Business

- Net income of Ps. 5,660 million in 2001, 3.2 times that of 2000
- ROAE of 17.7% and ROAA of 1.4% in 2001, compared to 5.4% and 0.4%, respectively, for 2000
- Operating income increased 102.0% in 2001
- Net interest margin for 4Q01 was 5.7% and 5.6% in 2001
- Non-interest income of Ps. 11,772 million in 2001, and Ps. 3,078 million in 4Q01, 30.2% and 25.8% higher, respectively, than in 2000
- Non-interest expense of Ps. 19,344 million in 2001 and Ps. 4,695 million in 4Q01, 9.8% and 11.5% lower, respectively, than in 2000
- Demand deposits increased 9.6% in 2001 and 6.5% in 4Q01, accounting for 40.8% of traditional deposits at year-end
- Consumer credit growth was 22.8% in 2001 and 9.3% in 4Q01
- Non-performing loans decreased 41.6% in 2001 and 15.1% in 4Q01
- Total capitalization ratio (including credit and market risk) reaches 15.7%. Under 2003 capitalization rules, this ratio would be 11.0%

Non-Banking Businesses

- Afore Bancomer reported net income of Ps. 851 million in 2001, 22.2% higher than in 2000
- Seguros Bancomer reported net income of Ps. 154 million in 2001. Total insurance policies at December 2001 reached 1.1 million, 28.5% higher than the previous year
- Pensiones Bancomer reported income of Ps. 128 million in 2001, 30.9% higher year-on-year
- Casa de Bolsa Bancomer registered Ps. 118 million in net income for 2001 and 33.1% growth in pre-tax profit year-on-year
- Bancomer Transfer Services reported Ps. 68 million in net income for 2001, 170.4% higher than in 2000

Figures shown are in constant Peso terms as of December 31, 2001 (Ps.). Growth rates are presented in real terms, unless otherwise specified.

GFBB Net Income (Ps. Million)



6,091
1,765
1,812
1,496
1,365
1,418
12M00
12M01
4Q00
1Q01
2Q01
3Q01
4Q01

GFBB EPS (Fully-Diluted Ps.)



0.66
0.24
0.20
0.16
0.15
0.15
12M00
12M01
4Q00
1Q01
2Q01
3Q01
4Q01

GFBB ROAE (% Annualized)



18.7
16.2
14.9
13.4
13.8
5.6
12M00
12M01
4Q00
1Q01
2Q01
3Q01
4Q01

GFBB ROAA (% Annualized)



1.7
1.5
1.5
1.3
1.4
0.5
12M00
12M01
4Q00
1Q01
2Q01
3Q01
4Q01

Banking Business Capitalization (%)

Net Capital to Risk-Weighted Assets



15.7
14.9
14.9
14.4
13.1
4Q00
1Q01
2Q01
3Q01
4Q01



Summary of Results and Selected Statistical Information

Net Income Millions of Pesos	**12 Months 2001**	**12 Months 2000**	**4Q 2001**	**3Q 2001**	**4Q 2000**
GRUPO FINANCIERO BBVA BANCOMER	**6,091**	**1,765**	**1,418**	**1,365**	**0**
GFBB own income	19	3	157	(45)	(128)
Banking	5,660	1,526	1,197	1,301	125
Insurance	311	408	42	78	(35)
Brokerage	118	45	11	40	28
Minority interest and other[1]	(17)	(217)	11	(9)	10

(1) Minority interest excludes that of the banking business' subsidiaries, but includes that of Seguros Bancomer

Grupo Financiero BBVA Bancomer Balance Sheet Millions of Pesos	**12 Months 2001**	**12 Months 2000**	**4Q 2001**	**3Q 2001**	**4Q 2000**
Assets					
Cash and due from banks	64,519	49,648	64,519	67,199	49,648
Transactions with securities and derivatives	64,628	44,078	64,628	46,858	44,078
Total loan portfolio	251,617	277,241	251,617	255,819	277,241
Loan-loss provisions	(14,185)	(24,302)	(14,185)	(15,792)	(24,302)
Deferred taxes	25,028	27,244	25,028	25,642	27,244
Other assets	33,931	39,782	33,931	37,949	39,782
Total Assets	**425,538**	**413,691**	**425,538**	**417,675**	**413,691**
Liabilities					
Funding	323,193	315,897	323,193	309,084	315,897
Bank and other loans	38,601	38,435	38,601	44,434	38,435
Subordinated debentures	7,511	9,974	7,511	7,909	9,974
Other liabilities	8,773	10,108	8,773	9,745	10,108
Total Liabilities	**378,078**	**374,414**	**378,078**	**371,172**	**374,414**
Total Shareholders' Equity	**47,460**	**39,277**	**47,460**	**46,503**	**39,277**
Income Statement					
Adjusted net interest margin	18,466	16,066	4,008	4,597	5,845
Net commission and fee income	10,168	8,751	2,524	2,880	2,469
Trading income	2,040	149	659	(299)	162
Total operating income	30,674	24,966	7,191	7,178	8,476
Non-interest expense	(19,974)	(19,457)	(4,850)	(4,920)	(5,576)
Operating income	10,700	5,509	2,341	2,258	2,900
Net income	6,091	1,765	1,418	1,365	0

Grupo Financiero BBVA Bancomer Per Share Information and Market Capitalization	12 Months 2001	12 Months 2000	4Q 2001	3Q 2001	4Q 2000
Net Income (Millions of Pesos)	**6,091**	**1,765**	**1,418**	**1,365**	**0**
Per share information					
Net income					
Primary[1]	0.67	0.24	0.15	0.15	0.00
Fully diluted[1]	0.66	0.24	0.15	0.15	0.00
Majority equity book value (fully diluted)	4.60	4.21	4.60	4.48	4.21
Total shares outstanding (million, end-of-period)	9,225	9,056	9,225	9,225	9,056
Total shares outstanding, fully-diluted (million, end-of-period)	9,275	9,292	9,275	9,276	9,292
Price (nominal Pesos)	8.35	5.32	8.35	6.58	5.32
Market capitalization (millions of nominal Pesos)	77,026	48,177	77,026	60,698	48,177
P/E	12.65	23.28	14.11	11.06	0.00
P/BV	1.81	1.33	1.81	1.48	1.33
Per ADR information (USD)[2]					
Net income					
Primary	1.45	0.51	0.33	0.32	0.00
Fully-diluted	1.43	0.51	0.33	0.32	0.00
Book Value, fully-diluted	10.03	8.76	10.03	9.42	8.76

(1) Based on average outstanding shares for the period . (2) 20 ordinary series "O" shares per ADR.

Banking Business	12 Months 2001	12 Months[E] 2000	4Q 2001	3Q 2001	4Q 2000
Branches	1,756	2,276	1,756	1,803	2,276
ATMs	3,712	4,057	3,712	3,706	4,057
Employees	27,520	30,880	27,520	27,934	30,880
Profitability ratios (%)					
Net interest margin[A]	5.6	5.9	5.7	5.4	6.5
Return on average assets (ROAA)[A]	1.4	0.4	1.2	1.3	0.1
Return on average majority equity (ROAE)[A]	17.7	5.4	13.6	14.9	1.5
Efficiency[B]	59.6	69.9	56.3	63.8	61.8
Asset quality indicators (%)					
Net past-due loan ratio, excluding Fobaproa	(1.0)	(1.6)	(1.0)	(0.5)	(1.6)
Gross past-due loan ratio, including Fobaproa	5.0	7.8	5.0	5.8	7.8
Gross past-due loan ratio, excluding Fobaproa	7.6	11.5	7.6	8.8	11.5
Net past-due loan to equity ratio	(3.6)	(7.6)	(3.6)	(2.0)	(7.6)
Reserve coverage	111.9	111.8	111.9	105.6	111.8
Loan portfolio (quarterly growth, real terms)	(0.5)	(4.0)	(0.5)	(0.5)	(4.0)
Capitalization ratios (%)[D]					
Tier 1 capital	12.2	9.0	12.2	11.1	9.0
Total capital	15.7	13.1	15.7	14.9	13.1

(A) Annualized. (B) Non-interest expense / Total income, excluding provisions (C) Excluding FOBAPROA.(D) Including credit and market risks.
(E) Includes Banca Promex for 50 days of 3Q00 and all of 4Q00



Recent Events

Bancomer and the Mexican Banking Association are working together to promote greater operating efficiencies and to modernize payment systems in the banking industry

Bancomer is collaborating with the Mexican Banking Association on an initiative that will be launched March 4, focused on improving operating efficiencies and client service in the banking system. This program is also geared towards modernizing the payment system in Mexico as today cash transactions represent 30% of M1, versus a 20% average in developed countries. An electronic check-clearance system will be among the novelties of this program, which will also include electronic billing and payment systems ("domiciliación") and standardized banking identification codes to be called "CLABE" (Clave Bancaria Estándar).

Electronic check-clearance will lead to greater efficiencies in the handling of close to 170 million checks put through the banking system per year by eliminating labor-intensive procedures and the need to verify documents presented, making the process not only faster, but increasingly reliable. The electronic billing and payment system has been designed to allow any client to make electronic payment of bills against their current account, regardless of the bank it is registered at, without the need to physically visit a bank branch. The estimated number of payments that could be processed through this system is 2 billion a year. Finally, the CLABE code will be a unique number used to identify bank accounts nationwide, regardless of the bank, simplifying inter-bank transactions and promoting the launching of new products such as inter-bank payrolls ("Nómina Interbancaria") where a company can deposit electronically to each employee's individual bank account at any bank.

These initiatives are expected to bring many benefits. In the medium term, some of these benefits include:

- Improved service and reduced queue times at the bank, while increasing customer safety by reducing the number of cash transactions
- Operational cost-cutting for branch networks by migrating transactions towards high-tech, low-cost, channels
- Reduction of operating loads at bank branches, freeing time and resources to focus on commercial activity
- Increased penetration of the banking system in the economy, eventually leading to growth in deposits and hence, credit

GFBB meets targeted cost synergies one year ahead of schedule

Estimated cost synergies from the merger of Grupo Financiero Bancomer, Grupo Financiero BBV*Probursa and Banca Promex of USD 410 million were equivalent to 17.7% of the combined expense base for all three institutions in 1999 (USD 2,323 million). The initial timetable to achieve these savings was 21% for the year 2000 (i.e. 3.7% reduction in the combined expense base), 72% by YE2001 (i.e. 12.8% of the combined expense base on an accumulated basis) and 100% by YE2002 (i.e. 17.7% reduction in the combined expense base on an accumulated basis).

2001 Cost Synergies Millions of Pesos as of December 2001	
Combined expense base 1999	25,252
Target reduction 2002 (% of expense base)	17.7%
Target expenses 2002	20,795
GFBB expenses 2001	19,974
Progress with respect to 2002 target	821
Progress with respect to 2002 target (% of expense target)	-4.0%

In constant Peso terms, the combined expense base would be equivalent to Ps. 25,252 million as of December 31, 2001. The cost synergy target was to reduce this amount by 17.7%, i.e. reduce annual expenses to a total of Ps. 20,795 million by 2002. Nonetheless, GFBB reported Ps. 19,974 million in expenses for YE2001, 4% under the target and one year ahead of schedule.

GFBB starts reengineering process

GFBB has successfully completed the integration of its banking operations as of October 2001, exceeding estimated synergy targets. Starting November 2001, the company has gone into a consolidation phase which will involve both process reengineering, as well as a detailed revision of the organizational structure. The company decided to itemize a provision for Ps. 401 million in 4Q01 to cover expenses related to this process in 2002. This provision is net of taxes and has no effect on



2001 profitability targets. This amount is partially offset by the profit accrued by the sale of GFBB's stakes in Seguros BBV*Probursa and Crédito Familiar, both carried out in December.

Rating agencies raise Bancomer's credit ratings

Moody's Investors Service raised Bancomer's credit rating on long-term bonds in foreign currency on December 8, 2001, following new guidelines set by Moody's in June 2001 which allow individual corporate ratings to cap the sovereign ceiling. Thus, if Bancomer were to issue senior debt denominated in foreign currency, the issuance could be rated A3 by Moody's, three notches higher than Mexico's current sovereign rating.

After raising Mexico's sovereign rating this past January 15, Fitch also raised Bancomer's credit rating on senior debt in foreign currency to BBB-, which falls into the category of Investment Grade.

Bancomer has investment grade rating in Pesos by the three main rating agencies worldwide.

GFBB closes the sale of Seguros BBV*Probursa and Crédito Familiar

GFBB closed the sale of its equity stake in its subsidiary Crédito Familiar on December 3, 2001 and then the sale of Seguros BBV*Probursa two days later, on December 5. The combined net income of both these operations was Ps. 244 million.

Bancomer.com doubles affiliates in 2001

The number of subscribers to Bancomer.com reached 678,127 individual -and 61,262 corporate- accounts as of YE2001, nearly double last year's roster. Additionally, the number of transactions channeled through Bancomer.com reached 5.7 million a month by December 2001 versus 2 million transactions for the month of December 2000. Of these, close to 15% were financial transactions. The success of Bancomer.com supports the institutional effort to focus on promoting the use of remote channels.

GFBB starts up BBVA Bancomer Gestión

Last November 30, GFBB established a specialized asset management unit for the Group's mutual fund business under the name BBVA Bancomer Gestión. The creation of this new subsidiary was approved at a shareholders' meeting on October 3, 2001 and is in compliance with the "Ley de Agrupaciones Financieras" (Financial Group Regulation) and the "Ley de Sociedades de Inversión" (Mutual Fund Regulation). BBVA Bancomer Gestión started operations December 4, 2001.

GFBB's real-estate subsidiaries merged

Once approved by the Ministry of Finance and the extraordinary shareholders' meetings held on August 31, 2001, the merger between Bancomer and the Bank's real-estate subsidiaries was successfully completed and officially registered in public records as of January 7, 2002 (Registro Público de la Propiedad y el Comercio).

Banking Business: Income Statement

GFBB's Banking Business reported net income of Ps. 5,660 million in 2001, 222.8% higher than the previous year. Solid earnings and additional non-recurrent income this year have allowed creating loan provisions totaling Ps. 1,300 million in 4Q01 with no effect on 2001 profitability targets. The provisioning is created following cautionary criteria in anticipation of greater uncertainty in 2002.

In 2001, the Banking Business' operating income increased 102.0% year-on-year. This trend was confirmed in 4Q01 with a 4.1% quarter-on-quarter increase in operating income. The latter was a result of a combination of both higher net interest, and non-interest income, which grew 5.8% and 23.9%, respectively, over the same period. Operating income also benefited from a 1.4% drop in operating expenses quarter-on-quarter.

Banking Business: Income Statement Millions of Pesos	12 Months 2001	12 Months 2000	4Q 2001	3Q 2001	4Q 2000
Net interest income	**20,699**	**21,386**	**5,262**	**4,973**	**6,132**
Loan-loss provisions	(2,468)	(3,700)	(1,300)	(446)	(439)
Net interest income after provisions	**18,231**	**17,686**	**3,962**	**4,527**	**5,693**
Non-interest income	11,772	9,039	3,078	2,485	2,445
Operating income	**30,003**	**26,725**	**7,040**	**7,012**	**8,138**
Non-interest expense	(19,344)	(21,448)	(4,695)	(4,760)	(5,304)
Operating income	**10,659**	**5,277**	**2,345**	**2,252**	**2,834**
Other income (expense) (net)	(455)	(373)	257	(107)	(601)
Net monetary gain (loss) (others)	(661)	(1,009)	(276)	73	(180)
Earnings before taxes	**9,543**	**3,895**	**2,326**	**2,218**	**2,053**
Incurred income tax and profit-sharing	(587)	(854)	(12)	(219)	(337)
Deferred taxes	(2,663)	493	(664)	(554)	(419)
Net income before non-cons. subs., assoc. & affil.	**6,293**	**3,534**	**1,650**	**1,445**	**1,297**
Net income from non-cons. subs., assoc. & affil.	(61)	(238)	(58)	(70)	(66)
Net income from continuous operations	**6,232**	**3,296**	**1,592**	**1,375**	**1,231**
Discontinued operations, extraordinary items and changes in accounting policies	(359)	(1,201)	(359)	0	(1,067)
Net income before minority interest	**5,873**	**2,095**	**1,233**	**1,375**	**164**
Minority interest	(213)	(342)	(36)	(74)	(38)
Net income	**5,660**	**1,753**	**1,197**	**1,301**	**126**

Net Interest Income

Interest rates dropped significantly in 2001 from an average 17.0% for 28-day Cetes in 1Q01 to an average 7.4% in 4Q01. Regardless, Bancomer was able to successfully manage its net interest margin at 5.6% in 2001 as compared to 5.9% in 2000, by implementing a strict pricing policy on its deposits base as well as by improving the funding mix.

Net interest income in 4Q01 was 5.8% higher than the previous quarter, reaching Ps. 5,262 million, and translating into a 5.7% net interest margin which benefited from a greater low-cost deposit base and seasonally high monetary results.

Banking Business: Net Interest Income Millions of Pesos	12 Months 2001	12 Months 2000	4Q 2001	3Q 2001	4Q 2000
Net interest income on loans and deposits	**18,162**	**17,375**	**4,393**	**4,528**	**5,696**
Interest income on loans and equity investments	44,214	52,076	8,594	9,791	14,385
Interest expense on deposits and funding	(26,052)	(34,701)	(4,201)	(5,263)	(8,689)
Net commissions	**412**	**410**	**91**	**71**	**92**
Commission income	412	453	91	71	125
Commission expense	0	(43)	0	0	(33)
Net interest income on repo transactions	**737**	**839**	**399**	**166**	**(314)**
Repo interest income	13,722	22,434	2,856	3,019	5,178
Repo interest expense	(12,985)	(21,595)	(2,457)	(2,853)	(5,492)
Monetary gain (loss)	**1,388**	**2,762**	**380**	**208**	**658**
Net interest income	**20,699**	**21,386**	**5,262**	**4,973**	**6,132**
Net interest margin[1] (%)	**5.6%**	**5.9%**	**5.7%**	**5.4%**	**6.5%**
Average interest earning assets[2]	372,075	363,111	369,350	365,529	379,237

(1) Annualized. (2) Includes the gross balance of the Fobaproa note.



Non-Interest Income

Non-interest income of Ps. 11,772 million in 2001 was a 30.2% increase on the previous year's results. For 4Q01, this item reached Ps. 3,078 million, translating into 23.9% quarter-on-quarter growth and 25.8% year-on-year growth.

Commissions and Fee Income

The banking business reported fee-based income of Ps. 9.789 million in 2001, 10.8% higher than the previous year. This income covered 41.2% of the 2000 expense base and has grown to the equivalent of 50.6% of the expense base a year later, reiterating the increasing relevance this income will have on the company's future profitability.

Fee income totaled Ps. 2,436 million in 4Q01, figure 7.1% higher than in 4Q00. It is worth highlighting the 18.8% increase in fee income from credit card and ATM use versus the previous quarter, which helped to partially offset the seasonal effect of lower fee income from the Afore, as the company received barely one contribution in the fourth quarter.

Trading Income

Trading income of Ps. 1,983 million in 2001 was 8.7 times higher that of 2000. Noticeably, currency exchange income totaled Ps. 1,222 million for the year, a 30.0% increase year-on-year.

Also noteworthy in 4Q01 is the securities trading income, which reached Ps. 294 million, well over the Ps. 473 million loss reported the previous quarter. This is mostly explained by the drop in market interest rates, which helped the valuation on fixed-income and repo holdings.

Banking Business: Non-Interest Income Millions of Pesos	**12 Months 2001**	**12 Months 2000**	**4Q 2001**	**3Q 2001**	**4Q 2000**
Non-interest income	**11,772**	**9,039**	**3,078**	**2,485**	**2,445**
Net commissions and fee income	**9,789**	**8,834**	**2,436**	**2,800**	**2,273**
Account management	2,019	1,565	541	543	470
Fund transfers and remittances	1,312	1,182	338	411	357
Credit card and ATMs	2,375	2,180	701	590	650
Mutual fund management	1,022	980	229	278	227
Pension fund and SAR management	2,322	2,187	438	744	420
Other	739	740	189	234	149
Trading income	**1,983**	**205**	**642**	**(315)**	**172**
Securities	761	(735)	294	(473)	(66)
Currency exchange	1,222	940	348	158	238

Non-Interest Expense

Total operating expenses for the banking business were Ps. 19,344 million in 2001, a year-on-year 9.8% drop. Manageable expenses (Wages and employee benefits and Administrative and operating expenses) decreased 13.2% over the same period as a result of the continuing integration efforts which have led to a 25% contraction in the total number of branches and downsizing of 10,554 jobs (in all of Grupo Financiero Bancomer) on an accumulated basis since July 2000. Consequently, the efficiency ratio has improved from 69.9% in 2000 to 59.6% in 2001.

Total operating expenses in the banking business of Ps. 4,695 million in 4Q01 are 1.4% lower than in 3Q01 and 11.5% lower than 4Q00. A 26.6% reduction in rental expense, depreciation and amortization was accomplished in 4Q01, mainly due to the optimization of the branch network, boosting the efficiency ratio to 56.3% for the quarter.

Banking Business: Non-Interest Expense Millions of Pesos	**12 Months 2001**	**12 Months 2000**	**4Q 2001**	**3Q 2001**	**4Q 2000**
Non-interest Expense	**19,344**	**21,448**	**4,695**	**4,760**	**5,304**
Wages and employee benefits	7,925	8,853	1,907	1,989	2,157
Administrative & operating expenses	6,212	7,433	1,570	1,409	1,786
Rents, depreciation & amortization	2,549	2,465	510	695	653
Taxes other than income tax and profit-sharing	1,272	1,303	357	320	354
Contribution to IPAB	1,386	1,394	351	347	354



Other Income (Expense) (Net):

Other Income of Ps. 257 million in 4Q01 is the net result of: (i) extraordinary, non-recurrent income of Ps. 815 million related to the Finape debtor support program as the company has met all requirements and can now recognize the interest income on the Income Statement, and (ii) an extraordinary charge of Ps. 520 million in anticipation of changes in valuation of certain assets.

Banking Business: Balance Sheet

Investments in Securities

A Ps. 21,269 million increase in the security investments balance in 4Q01 is a response of the Bank's Treasury to seasonal growth in the deposit base.

Performing Loans

The total performing loan portfolio stood at Ps. 153,189 million at December 31, 2001. Consumer credit loans reached Ps. 14,468 million at the same date, growing 22.8% for the full year and 9.3% for the quarter.

Banking Business: Performing Loans[1] Millions of Pesos		Commercial	Financial Entities	Consumer	Mortgage	Government Entities	Total
4Q01	Pesos	32,841	0	14,468	10,887	13,344	**71,540**
	US$	30,144	0	0	0	5,584	**35,728**
	UDIS	1,909	0	0	32,129	11,883	**45,921**
	Total	**64,894**	**0**	**14,468**	**43,016**	**30,811**	**153,189**
3Q01	Pesos	30,004	0	13,235	10,865	15,076	**69,181**
	US$	33,168	0	0	0	3,981	**37,148**
	UDIS	2,703	0	0	33,108	12,035	**47,846**
	Total	**65,875**	**0**	**13,235**	**43,973**	**31,092**	**154,175**
4Q00	Pesos	35,079	10	11,777	8,937	25,029	**80,833**
	US$	35,782	0	0	0	0	**35,782**
	UDIS	2,730	0	0	36,137	12,380	**51,247**
	Total	**73,591**	**10**	**11,777**	**45,075**	**37,409**	**167,862**

(1) Excludes FOBAPROA.

Fobaproa

The balance of the Fobaproa/IPAB notes for the Banking Business, net of deposits in checking accounts reached Ps. 112,059 million for YE2001. Net of reserves worth Ps. 26,306 million, the total balance reached Ps. 85,753 million at December 31, 2001.

Banking Business: Fobaproa/IPAB Notes Millions of Pesos, December 2001	Notes with "loss sharing"	Notes without "loss sharing"	Total
Gross balance of notes	86,132	40,280	126,412
Deposits in checking accounts	13,770	583	14,353
Balance of notes net of deposits	**72,362**	**39,697**	**112,059**
Reserves	26,306	0	26,306
Balance of notes net of reserves	**46,056**	**39,697**	**85,753**

The balance of Fobaproa notes with loss-sharing or incentive schemes, net of checking account deposits, was Ps. 72,362 million at December 31, 2001. Net of reserves, this balance reached Ps. 46,056 million as of the same date. Recoveries (including repossessed assets) accounted for 20.3% of the gross note as of YE2001.



Banking Business: Fobaproa Notes with Loss Sharing Millions of Pesos, December 2001	Balance			Recovery as % of Gross Balance		
	Commercial	Mortgage	Total	Commercial	Mortgage	Total
Gross balance of notes	64,422	21,711	86,133			
Deposits in checking accounts	(10,002)	(3,769)	(13,771)	15.5%	17.4%	16.0%
Balance of notes net of deposits	**54,420**	**17,942**	**72,362**			
Reserves	(21,820)	(4,486)	(26,306)			
Net balance of notes	**32,600**	**13,456**	**46,056**			
Recoverable base						
Repossessed assets	3,476	201	3,677	5.4%	0.9%	4.3%
Originating loans	8,229	10,436	18,665			
Accumulated interest	7,644	4,706	12,350			
Total	**19,349**	**15,343**	**34,692**	20.9%	18.3%	20.3%

The maximum contingency on Fobaproa notes as of December 31, 2001 was Ps. 26,306 million, including Ps. 8,207 million of the incentive scheme. This contingency is 100% reserved as of YE2001, assuming 0% recovery. Any future recoveries on this portfolio would be registered as income for the bank. Assuming a scenario of 20% recovery on the base, the bank could register income of Ps. 1,805 million.

Recoveries (Millions of Pesos) **As a % of Recoverable Base** **As a % of Fobaproa Note**	**0%** **0%**	**20%** **10%**	**40%** **19%**	**60%** **29%**
Balance of notes net of deposits	72,362	72,362	72,362	72,362
Additional recovery	0	(6,938)	(13,877)	(20,815)
Net balance	**72,362**	**65,424**	**58,485**	**51,547**
Loss sharing (25% of Balance of notes net of deposits)	18,099	16,364	14,630	12,895
Incentive scheme	8,207	8,137	7,658	6,996
Total contingency	26,306	24,501	22,288	19,891
Current reserves	(26,306)	(26,306)	(26,306)	(26,306)
Maximum additional contingency (benefit)	**0**	**(1,805)**	**(4,018)**	**(6,415)**

Asset Quality

Loan Portfolio Rating

As of year-end 2001, A and B rated loans accounted for 93.4% of the total loan portfolio. Reserve requirements on this portfolio stood at Ps. 14,115 million, which includes 100% reserves on past-due interest and charge-offs taken after the portfolio rating.

Banking Business: Loan Portfolio Rating Millions of Pesos				
Risk Level	**Balance**	**%**	**Reserve**	**%**
A	258,447	86.7%	795	5.5%
B	19,897	6.7%	2,556	17.7%
C	11,047	3.7%	3,891	27.0%
D	5,909	2.0%	4,177	29.0%
E	2,692	0.9%	3,005	20.8%
TOTAL	**297,992**	**100.0%**	**14,424**	**100.0%**
Minus:				
Loan charge-offs			309	
Total requirement	**297,992**		**14,115**	

Commerical loan rating at December and mortgage and consumer loan ratings at November
Commerical loans include the gross balance of the Fobaproa/IPAB notes



Non-Performing Loans

The non-performing loan balance dropped 41.6% in 2001 and 15.1% in 4Q01, closing at Ps. 12,675 million. The NPL ratio thus stood at 5.0% at YE2001, comparing favorably to the 7.8% ratio for 2000. This reduction in the NPL portfolio is a reflection of successful collection, asset sale and charge-off strategies implemented throughout 2001.

Banking Business: Non-Performing Loans Millions of Pesos		Commercial	Financial Entities	Consumer	Mortage	Government Entities	Total
4Q01	Pesos	1,744	0	898	2,883	0	**5,525**
	US$	2,856	0	0	0	0	**2,856**
	UDIS	1,034	0	0	3,260	0	**4,294**
	Total	**5,634**	**0**	**898**	**6,143**	**0**	**12,675**
3Q01	Pesos	2,763	0	931	3,775	0	**7,469**
	US$	3,386	0	0	0	0	**3,386**
	UDIS	796	0	0	3,287	0	**4,083**
	Total	**6,945**	**0**	**931**	**7,062**	**0**	**14,938**
4Q00	Pesos	5,791	0	955	5,074	0	**11,820**
	US$	4,352	0	0	0	0	**4,352**
	UDIS	2,886	0	0	2,661	0	**5,547**
	Total	**13,030**	**0**	**955**	**7,734**	**0**	**21,719**

Provisions for Loan Losses

A total of Ps. 1,300 million in loan loss provisions were registered on the income statement in 4Q01. The past-due loan coverage ratio thus improved to 111.9% as of YE2001.

Banking Business: Loan Loss Provisions Millions of Pesos	12 Months 2001	12 Months 2000	4Q 2001	3Q 2001	4Q 2000
Provisions for loan losses (end-of-period)	**14,185**	**24,286**	**14,185**	**15,768**	**24,286**
As % of end-of-period gross loans	**8.6**	**12.8**	**8.6**	**9.3**	**12.8**
As % of end-of-period gross loans1	**111.9**	**111.8**	**111.9**	**105.6**	**111.8**
Allocation to provisions			**2,574**		
Provisions for loan losses					
Balance as of September 2001			**15,768**		
Plus:					
Charges to results for 4Q01			1,300		
Charge-off recoveries			35		
			1,335		
Minus:					
Charge-offs for credit card loans			(127)		
Charge-offs for commercial loans			(1,613)		
Charge-offs for mortgage loans			(570)		
Subtotal Charge-offs for loans			(2,310)		
Applications to performing commercial loans (Punto Final)			(24)		
Applications to performing mortgage loans (Punto Final)			(420)		
Subtotal applications to performing loans			(444)		
Monetary loss			(164)		
			(2,918)		
Balance as of December 2001			**14,185**		

(1) Excludes Fobaproa

The cost of debtor-support programs in 2001 was Ps. 1,427 million. The balance of mortgage loans and commercial loans benefiting from these programs was Ps. 28,845 million and Ps. 1,142 million, respectively, as of YE2001.

Deferred Taxes

At December 31, 2001 the closing balance of net deferred taxes was Ps. 24,799 million, a Ps. 560 million drop in this item in 4Q01. The breakdown of this amount was Ps. 26,421 million in deferred tax assets and Ps. 1,623 million in deferred tax liabilities.

Of total 2001 deferred tax assets, 54.2% is accounted for by loan-loss provisions, 36.0% by tax-loss carryforwards, and the remaining 9.8% by tax losses on equity sales.

On December 31, 2001, Congress approved a revised income tax law (Ley del Impuesto sobre la Renta or ISR) gradually lowering the income-tax rate from 35% to 32%. This will have an effect on the future realization of the bank's deferred tax assets. Consequently, deferred taxes had to be adjusted by Ps. 1,222 million. As of YE2001, Bancomer had accrued non-recurring tax credits worth Ps. 1,271 million as a result of the sale of non-performing loans in 2001. Thus, GFBB has absorbed the effect of the changes to this law with no significant impact on its Balance Sheet. GFBB does not expect any additional effects from the change in this law.

Funding Quality

Total deposits as of YE01 reached Ps. 376,429 million, 5.0% higher than the previous year. It is worth highlighting demand deposit growth of 9.6%. Demand deposits reached a total of Ps. 132,633 million at December 31, 2001 resulting from quite successful marketing campaigns carried out during the year, such as "El Libretón". At YE2001, demand deposits accounted for 40.8% of traditional banking deposits versus only 38.2% as of 2000, improving the bank's funding mix. Also noteworthy is the 23.5% growth in fixed-income mutual funds that boast Ps. 52,019 million in assets under management as of YE2001.

These trends continued in the fourth quarter. Demand deposits were up 6.5% and fixed-income mutual funds 9.9% year-on-year, while time deposits increased 4.0%. Overall deposits thus grew 5.5% over the same period.

Banking Business: Funding Millions of Pesos		Checking & Savings	Time Deposits	Bank Bonds	Fixed Income Mutual Funds	Total Funding
4Q01	Pesos	113,081	177,926	503	52,019	343,529
	US$	19,552	12,709	0	0	32,261
	UDIS	0	639	0	0	639
	Total	**132,633**	**191,274**	**503**	**52,019**	**376,429**
3Q01	Pesos	98,827	168,357	1,223	47,325	315,732
	US$	25,610	14,730	0	0	40,340
	UDIS	0	856	0	0	856
	Total	**124,437**	**183,943**	**1,223**	**47,325**	**356,928**
4Q00	Pesos	103,485	171,548	1,276	42,132	318,440
	US$	17,455	21,064	0	0	38,519
	UDIS	0	1,471	0	0	1,471
	Total	**120,940**	**194,083**	**1,276**	**42,132**	**358,431**

In 2001, short-term bank debt increased Ps. 9,079 million on account of the bank's Treasury trading strategies. On the other hand, long-term bank debt dropped 29.3% over the same period.

In 4Q01, short-term bank debt dropped 16.9% to Ps. 18,668 million, contributing to the improvement of the bank's funding cost.

Banking Business: Debt Millions of Pesos		Loans on Demand	Short Term Loans	Short Term Debt	Long Term Loans	Subordinated Debentures	Long Term Debt	Total Debt
4Q01	Pesos	1,760	11,161	12,921	8,991	2,768	11,759	24,680
	US$	1,314	4,433	5,747	10,942	3,494	14,436	20,183
	UDIS	0	0	0	0	1,249	1,249	1,249
	Total	**3,074**	**15,594**	**18,668**	**19,933**	**7,511**	**27,444**	**46,112**
3Q01	Pesos	1,621	14,353	15,973	9,504	2,823	12,327	28,301
	US$	1,494	5,005	6,499	12,458	3,809	16,267	22,766
	UDIS	0	0	0	0	1,277	1,277	1,277
	Total	**3,115**	**19,358**	**22,472**	**21,962**	**7,910**	**29,871**	**52,344**
4Q00	Pesos	8	4,255	4,263	7,220	3,083	10,304	14,567
	US$	1,650	3,676	5,326	21,626	5,617	27,243	32,568
	UDIS	0	0	0	0	1,274	1,274	1,274
	Total	**1,658**	**7,931**	**9,589**	**28,846**	**9,974**	**38,820**	**48,409**

Capitalization

The Bank's estimated total capitalization ratio for 2001, including market risk, was 15.7%. Estimated Tier 1 capitalization ratio as of the same date was 12.2%. On a pro-forma basis, under 2002 capitalization rules, these same ratios would be

13.4% and 9.5%, respectively. For additional information regarding capitalization ratios for Bancomer and Bancomer Servicios, see Condensed Notes (page 32).

Under 2003 capitalization rules and on a pro-forma basis, the total estimated capitalization ratio as of December 2001 would be 11.0%, including market risk, and the Tier 1 capitalization ratio would be 6.6%. These results confirm that the company has met its commitment to complying with 2003 capitalization rules.

Banking Business: Capitalization Millions of Pesos	December 2001		September 2001		December 2000	
Tier-1 Capital	29,062		26,267		22,775	
Tier-2 Capital	8,302		8,942		10,325	
Net Capital	**37,364**		**35,209**		**33,100**	
	Credit Risk	Credit and market risk	Credit Risk	Credit and market risk	Credit Risk	Credit and market risk
% of Risk weighted assets						
Tier-1 Capital	14.5%	12.2%	13.5%	11.1%	10.7%	9.0%
Tier-2 Capital	4.1%	3.5%	4.6%	3.8%	4.9%	4.1%
Net Capital	**18.6%**	**15.7%**	**18.1%**	**14.9%**	**15.6%**	**13.1%**
Risk weighted assets	201,083	238,656	194,545	235,862	212,695	252,254

Non-Banking Business

Non-banking businesses contributed 24.2% of total revenues for GFBB in 2001.

Afore Bancomer

Afore Bancomer reported net income of Ps. 851 million in 2001, 22.2% higher than the previous year. Total equity stood at Ps. 1,828 million at YE2001.

Siefore Bancomer reached Ps. 52,639 million in assets under management as of November 2001, accounting for 21.8% of total market share and ranking first place in the industry. As of YE2001, Afore Bancomer had a total of 3.7 million clients, equivalent to 14.1% of the entire system and also ranking first place in the industry.

Seguros Bancomer

Net income for 2001 was Ps. 154 million for Seguros Bancomer. Total insurance policies at December 2001 reached 1.1 million, 28.5% higher than the previous year. Shareholder's equity in this subsidiary reached Ps. 969 million in 2001.

Seguros Bancomer has successfully maintained its leadership in the bancassurance segment of the insurance market with 42% share and is the sixth-largest insurance company in the country in terms of total direct insurance premiums issued.

Pensiones Bancomer

Pensiones Bancomer reported net income of Ps. 128 million in 2001. This translated into 30.9% growth year-on-year. Shareholder's equity as of December 31, 2001 stood at Ps. 308 million, which led to 60.4% return on average equity in 2001.

This subsidiary is leader in the pension fund industry in Mexico with Ps. 10,576 million in assets under management as of November 2001, equal to 21.3% total market share.

Casa de Bolsa Bancomer

The brokerage business grossed Ps. 118 million in net income in 2001 and pre-tax profits increased 33.1% to Ps. 165 million. Shareholder's equity as of December 31, 2001 reached Ps. 740 million, leading to 18.8% return on average equity for 2001.

Bancomer Transfer Services Inc. (BTS)

Bancomer Transfer Services netted Ps. 68 million in profits in 2001, a 170.4% increase over the previous year. Shareholder's equity in this subsidiary was Ps. 169 million and return on average equity stood at 39.0%.

In 2001, Bancomer Transfer Services carried out over 9.6 million money transfers form the United States to Mexico worth USD 3,540 million which compare quite favorably with the 2.2 million transactions worth USD 747 million reported in 2000.

Appendix

GFBB's equity stake breakdown by subsidiary is detailed in the following table:

	4Q 2001	3Q 2001	4Q 2000
Bancomer	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%
Seguros BBV Probursa	-	99.99%	99.99%
Pensiones Bancomer	99.99%	99.99%	99.99%
Factoraje Probursa	99.99%	99.99%	99.99%
Casa de Cambio Probursa	89.56%	89.56%	89.56%
Crédito Familiar	-	51.00%	51.00%
GFB Servicios	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	-	-

All figures included in this report are expressed in constant peso (Ps.) terms as of December 31, 2001. All growth rates included in this report are in real peso terms. Figures have been converted from nominal Pesos using the following UDI inflation adjustment factors:

	4Q 2001	3Q 2001	4Q 2000
End-of-period (Ps. per UDI)	3.0553	3.0126	2.9092
Inflation adjustment factor	1.0000	1.0142	1.0502

Conversion of nominal Pesos into U.S. Dollars may be obtained by using the following exchange rates:

	12 Months 2001	12 Months 2000	4Q 2001	3Q 2001	4Q 2000
End-of-period	9.1695	9.6098	9.1695	9.5098	9.6098
Average	9.2306	9.4688	9.2306	9.2835	9.5298

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, Crédito Familiar (disincorporated as of December 3, 2001), and GFB Servicios.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel and Sistemas, Bancomer Transfer Services, Aerocer, Servicios Corporativos Promex Finamex, Mercury Bank and Trust, Cont. y Admón. de Negocios, Promotora Promex, Mano de Obra para Construcción, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer, Inmobiliaria Corbema, BBV Derivados México, Nueva Inmobiliaria and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

GFBB calculates ROAE netting out from stockholders' equity the net income for the period.



Presentation of the Information

The operations to merge Grupo Financiero Bancomer (GFB) as the merging entity and Grupo Financier BBV-Probursa (GFBPRO) as the merged entity, as well as the subsequent events, have an impact on the financial information, among which the following stand out:

Financial Statements for the Group

On July 1, 2000, the assets, liabilities, and all of the stockholders equity of Grupo Financiero BBVA-Probursa were merged, by combining businesses, to the financial statements of Grupo Financiero Bancomer, whose name was changed to Grupo Financiero BBVA Bancomer (GFBB). Based on accounting practices, starting the second semester of the year 2000 on, GFBB includes in its income the income generated by the subsidiaries acquired after the Grupo Financiero BBV-Probusa merger and the acquisition of Banca Promex. Consequently, historic comparisons should be based on earnings per share. Information related to GFBB's financial statements are presented starting on page 18.

Banca Promex

On August 10, 2000, GFBB bought all of Banca Promex's equity, by payment in cash and in ordinary class series "O" shares. From that date and until September 17, 2000, Banca Promex was a subsidiary of GFBB. At a stockholders meeting, it was agreed that on September 18 Banca Promex would be merged with Bancomer.

Financial Statements of the Banking Business

With respect to the banking business, the information of Bancomer's and Bancomer Servicios' (formerly BBV-México) financial statements, found starting on page 24, are presented jointly (aggregated).

Presenting the proforma financial statements of Bancomer (including Banca Promex) and Bancomer Servicios is appropriate because they are complementary entities and both their incomes are consolidated in GFBB. Correspondingly, in order to offer comparative information for the Banking Business for previous periods, historical series of the financial statements have been constructed by aggregating the information concerning Bancomer and BBV-México.

The Banca Promex figures are considered in the financial statements of the Banking Business starting August 10, 2000.

Commercial Loan Portfolio Rating

Through letter N° 601-II-105523 dated June 19, 2001, the National Banking and Securities Commission ("Comisión Nacional Bancaria y de Valores") allowed this Institution the temporary and conditioned usage of its intern debtor risk rating model. The rating of the loans and its provisioning are done according to disposition seventeen of December 29, 2000, Ruling 1480.

Bancomer's rating methodology (Bancomer Risk Rating "BRR") establishes the credit quality of a client through the weighting of the ratings obtained through five risk criteria: Behavior, Historical Payment Capacity, Debt Capacity, Future Payment Capacity and Macroeconomic Conditions. These criteria represent the assessment of the client's profile, financial situation of the company and economic situation of the industry, and its measured through the evaluation of several quantitative and qualitative credit-risk factors, which are weighted through the application of a single algorithm and fixed-weighting parameters. The design of such algorithm and its related weightings are the result of the application of statistical and econometric analysis on historical data from several years.

The internal rating system has eight risk levels. Ratings 1 to 4 represent an acceptable risk level, 5 is a "watch-list" risk level and ratings 6 through 8 represent an unacceptable risk level, where 8 implies a situation of default. The following matrix summarizes the BRR levels:

Level
1. Exceptional
2. Superior
3. Good
4. Adequate
5. Potential weakness
6. Existing weakness
7. Critical weakness
8. Loss

The correlation of the BRR and the Regulatory Risk Rating is the result of a comparative analysis between the BRR's debtor rating matrix equivalent and the CNBV's debtor rating matrix, which was presented in the Ruling 1480. Furthermore, this correlation is based on the equivalent default probability between the BRR and the CNBV debtor risk rating:



BRR	Equivalence with CNBV Rating	Payment History
1	A1	
2	A1	
3	A2	
4	B	
5	B	If delay is lower than 30 days
5	C1	If delay is 30 or more days
6	C1	If delay is lower than 30 days
6	C2	If delay is 30 or more days
7	D	
8	E	

The BRR has been applied consistently to the commercial loan portfolio, allowing to establish risk rankings that discriminate adequately our clients in the portfolio and that have been the fundamental validation of the model itself. Given that its application has been done by internally-certified executives, this implies an important effort of training of the executives involved, both in the business units and in the central loan admission areas.

The rating is a centerpiece of the whole credit process, and an important tool for:

- *Establishing standards to discriminate between risk levels*
- *Adequately structuring the loans*
- *Proposing risk exposure limits*
- *Following up on the debtors' loan quality*

This way, the Institution guarantees a level of reserves in accordance to the risk related to its portfolio and the current regulation.

Financial Statements

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Situation
- Consolidated Statement of Changes in Stockholders' Equity

Banking Business

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of December 31, 2001

Millions of Pesos	Dec 2001	Sept 2001	Jun 2001	Mar 2001	Dec 2000
ASSETS					
Cash and due from banks	**64,519**	**67,199**	**45,902**	**47,070**	**49,648**
Investment in securities	**64,497**	**46,651**	**46,290**	**53,997**	**43,571**
Tradable	35,784	14,780	13,510	20,258	9,969
For sale	7,965	10,621	7,054	7,604	8,683
Held to maturity	20,748	21,250	25,726	26,135	24,919
Transactions with securities and derivatives	**131**	**207**	**334**	**275**	**507**
Balance on repo transactions	38	194	14	14	200
Operations that represent a loan with collateral	0	0	0	0	0
Securities to be received in credit operations	0	0	0	0	0
Derivatives	93	13	320	261	307
Performing loans					
Commercial	64,894	65,597	64,609	65,054	73,382
Financial entities	0	0	0	0	10
Consumer	14,468	13,537	12,774	11,810	11,981
Mortgage	43,016	43,973	45,129	46,029	45,074
Government entities	30,811	31,092	34,381	38,899	37,409
Loans to FOBAPROA or IPAB	85,753	86,679	86,908	86,692	87,665
Total performing loans	**238,942**	**240,878**	**243,801**	**248,484**	**255,521**
Past-due loans					
Commercial	5,634	6,945	6,512	10,061	13,030
Financial entities	0	0	0	0	0
Consumer	898	933	959	914	956
Mortgage	6,143	7,063	7,044	7,412	7,734
Government entities	0	0	0	0	0
Other past-due loans	0	0	0	0	0
Total past-due loans	**12,675**	**14,941**	**14,515**	**18,387**	**21,720**
Total loan portfolio	**251,617**	**255,819**	**258,316**	**266,871**	**277,241**
Provisions for loan losses	(14,185)	(15,792)	(16,308)	(20,502)	(24,302)
Net loan portfolio	**237,432**	**240,027**	**242,008**	**246,369**	**252,939**
Receivables, sundry debtors & adv. payments (net)	5,134	7,897	7,216	7,688	5,825
Fixed assets (net)	15,292	15,573	17,499	17,745	17,884
Repossessed assets	3,830	4,119	4,520	5,126	4,950
Permanent equity investments	3,313	3,837	4,240	4,089	4,335
Deferred taxes (net)	25,028	25,642	25,725	26,405	27,244
Other assets					
Goodwill	4,920	4,986	5,051	5,122	5,183
Risk coverage to be amort. in past-due UDI mortgages	0	0	0	0	0
Other assets, deferred charges & intangible	1,442	1,537	1,644	1,710	1,605
TOTAL ASSETS	**425,538**	**417,675**	**400,429**	**415,596**	**413,691**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)

Expressed in terms of purchasing power as of December 31, 2001

Millions of Pesos	Dec 2001	Sept 2001	Jun 2001	Mar 2001	Dec 2000
LIABILITIES					
Deposits	**323,193**	**309,084**	**303,714**	**305,998**	**315,897**
Demand deposits	132,187	124,417	114,512	109,022	120,627
Time deposits	190,503	183,444	187,971	195,730	193,994
Bank bonds	503	1,223	1,231	1,246	1,276
Bank and other loans	**38,601**	**44,434**	**32,298**	**42,124**	**38,435**
Loans on demand	3,074	3,115	1,566	6,369	1,658
Short-term	15,594	19,358	5,833	8,599	7,931
Long-term	19,933	21,961	24,899	27,156	28,846
Transactions with securities and derivatives	**302**	**1,036**	**373**	**67**	**125**
Repo operations	0	181	14	48	97
Operations that represent a loan with colateral	0	0	0	0	0
Securities to be delivered in loan operations	0	460	0	0	0
Investment in derivatives	302	395	359	19	28
Other liabilities	**8,417**	**7,568**	**8,197**	**10,356**	**8,861**
Income and profit-sharing taxes payable	476	489	359	509	118
Sundry liabilities (net)	7,941	7,079	7,838	9,847	8,743
Subordinated debentures	**7,511**	**7,909**	**7,710**	**9,802**	**9,974**
Deferred credits	**54**	**1,141**	**1,595**	**1,487**	**1,122**
Excess of the book value over the cost of securities	0	1	1	2	2
Other deferred credits	54	1,140	1,594	1,485	1,120
TOTAL LIABILITIES	**378,078**	**371,172**	**353,887**	**369,834**	**374,414**
EQUITY					
Paid-in capital	**63,447**	**63,447**	**63,447**	**63,456**	**63,466**
Capital stock	2,715	2,715	2,704	2,696	2,696
Additional paid-in capital	60,732	60,732	60,297	60,002	60,002
Subordinated debentures mandatorily convertible	0	0	446	758	768
Earned capital	**(21,032)**	**(22,212)**	**(21,910)**	**(22,947)**	**(24,634)**
Capital reserves	7,148	7,148	7,148	7,148	7,148
Translation of foreign operations	(6)	13	(3)	10	14
Retained earnings	(10,764)	(10,780)	(9,340)	(9,184)	(11,225)
Unrealized change in valuation of for-sale securities	(2,051)	(1,856)	(1,609)	(1,406)	(1,390)
Result from merger	0	0	0	0	290
Cumulative effect of restatement	(20,568)	(20,572)	(20,567)	(20,569)	(20,571)
Result from ownership of non-monetary assets (RONMA)	(882)	(838)	(847)	(758)	(665)
RONMA Fixed assets	*0*	*0*	*0*	*0*	*0*
RONMA Permanent investments in shares	*(446)*	*(507)*	*(697)*	*(560)*	*(479)*
RONMA others	*(436)*	*(331)*	*(150)*	*(198)*	*(186)*
Net income of the period	6,091	4,673	3,308	1,812	1,765
Equity	**42,415**	**41,235**	**41,537**	**40,509**	**38,832**
Minority interest of capital notes	**4,585**	**4,822**	**4,637**	**4,919**	**0**
Minority interest of subsidiaries	**460**	**446**	**368**	**334**	**445**
TOTAL SHAREHOLDERS' EQUITY	**47,460**	**46,503**	**46,542**	**45,762**	**39,277**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**425,538**	**417,675**	**400,429**	**415,596**	**413,691**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of December 31, 2001

Millions of Pesos

TRANSACTIONS ON BEHALF OF THIRD PARTIES		GFBB'S OWN OPERATIONS	
Customer's current accounts		**Control Accounts**	
Cash balances	5	Guarantees granted	966
Transaction settlements	14,710	Irrevocable lines of credit	4,551
	14,715	Assets in trust or mandate	437,059
		Assets in custody	91,117
Customer securities		Other contingent obligations	3,186
Customer securities held in custody	113,870	Amounts committed in transactions with Fobaproa/IPAB	46,045
Securities and notes held in guarantee	0	Securities delivered in custody	399
Foreign client's assets	0	Government securities held in custody	5
	113,870	Others	0
			583,328
Transactions on behalf of customers			
Repurchase and resale transactions	4,497		
Securities on loan (lending party)	0		
Purchase transactions (option price)	0	**Repurchase and resale operations**	
	4,497	Securities receivable under resale transactions	138,010
Investment banking transactions on behalf		Less - resale transactions	137,976
of third parties (net)	**9,859**		**34**
		Repurchase agreement debtors	58,313
		Less - Payables on repurchase agreements	58,308
			5
TOTAL TRANS. ON BEHALF OF THIRD PARTIES	**142,941**	**Total from GFBB's operations**	**583,367**
Historical Paid-In Capital	1,015	Shares given in custody (units)	17,851,719,142

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of December 31, 2001

GFBB: Income Statement Millions of Pesos	12 Months 2001	12 Months 2000	4Q 2001	3Q 2001	2Q 2001	1Q 2001	4Q 2000
Total interest income	58,566	66,024	11,586	12,950	15,451	18,579	19,938
Total interest expense	(38,974)	(48,319)	(6,641)	(8,105)	(10,785)	(13,443)	(14,252)
Net interest income before monetary result	**19,592**	**17,705**	**4,945**	**4,845**	**4,666**	**5,136**	**5,686**
Monetary gain (loss)(interest income)	1,354	1,954	367	201	360	426	675
Net interest income	**20,946**	**19,659**	**5,312**	**5,046**	**5,026**	**5,562**	**6,361**
Provisions for loan losses	(2,480)	(3,593)	(1,304)	(449)	(349)	(378)	(516)
Net interest income after provisions	**18,466**	**16,066**	**4,008**	**4,597**	**4,677**	**5,184**	**5,845**
Non-interest Income	**12,208**	**8,900**	**3,183**	**2,581**	**3,497**	**2,947**	**2,631**
Commissions and fees received	11,751	9,878	3,002	3,241	2,793	2,715	2,791
Commissions and fees paid	(1,583)	(1,127)	(478)	(361)	(366)	(378)	(322)
Trading income	2,040	149	659	(299)	1,070	610	162
Operating revenues	**30,674**	**24,966**	**7,191**	**7,178**	**8,174**	**8,131**	**8,476**
Non-interest expense	(19,974)	(19,457)	(4,850)	(4,920)	(5,093)	(5,111)	(5,576)
Operating income	**10,700**	**5,509**	**2,341**	**2,258**	**3,081**	**3,020**	**2,900**
Other income (expense) (net)	**(944)**	**(1,510)**	**45**	**12**	**(622)**	**(379)**	**(881)**
Other income (expense) (net)	(284)	(811)	321	(61)	(404)	(140)	(681)
Net monetary gain (loss) from operation	(660)	(699)	(276)	73	(218)	(239)	(200)
Earnings before taxes	**9,756**	**3,999**	**2,386**	**2,270**	**2,459**	**2,641**	**2,019**
Incurred income tax & profit sharing	(650)	(883)	(25)	(229)	(154)	(242)	(355)
Deferred income tax & profit sharing	(2,679)	333	(685)	(549)	(830)	(615)	(391)
Net income before participation in subsidiaries, asoc., & afil.	**6,427**	**3,449**	**1,676**	**1,492**	**1,475**	**1,784**	**1,273**
Participation of subs., asoc. & afil. net income	33	(79)	(71)	(49)	55	98	(99)
Continuos operations' net income	**6,460**	**3,370**	**1,605**	**1,443**	**1,530**	**1,882**	**1,174**
Discontinued operations, extraordinary items and changes in accounting principles	(157)	(1,282)	(157)	0	0	0	(1,141)
	6,303	**2,088**	**1,448**	**1,443**	**1,530**	**1,882**	**33**
Minority interest	(212)	(323)	(30)	(78)	(34)	(70)	(33)
Net income	**6,091**	**1,765**	**1,418**	**1,365**	**1,496**	**1,812**	**0**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL SITUATION
FROM JANUARY 1 TO DECEMBER 31, 2001

Expressed in terms of purchasing power as of December 31, 2001

Millones de Pesos	
Operating activities	
Net income before minority interest	6,302
Results that did not generate or require resources	
Result from mark to market valuation	1,053
Loan loss provisions	2,481
Depreciation and amortization	1,977
Deferred taxes	2,487
Provisions for sundry liabilities	(443)
Share in non-consolidated subsidiaries, associates and affiliates	(33)
	13,823
Increase or decrease in operation related items	
Deposits (demand & money market)	7,471
Loan portfolio (net)	13,026
Treasury (financial instruments)	(22,597)
Operation with derivatives	325
Interbank & other entity loans	166
Resources used in operation	**12,214**
Financig activities	
Subordinated debt non-convertible to equity	(2,463)
Subordinated debt convertible to equity	(20)
Conversion of subordinated debt to equity	(749)
Afore Bancomer payment of dividends in cash (Minority equity)	(181)
Equity	377
Capital notes minority interest	4,585
Flow from financing activities	**1,549**
Investment activities	
Fixed assets	(642)
Permanent investment in equities	942
Repossessed assets	1,120
Other assets, charged and deferred credits	(312)
Flow from investment activities	**1,107**
Increase in cash & equivalents	**14,870**
Cash & equivalents at beginning of period	**49,648**
Cash & equivalents at period end	**64,519**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FROM JANUARY 1 TO DECEMBER 31, 2001

Expressed in terms of purchasing power as of December 31, 2001

Millions of Pesos	Majority Interest													
	Subscribed Capital			Earned Capital								Minority Interest	Capital Notes Minority Interest	Total Equity
	Paid-in Capital	Share subscription premium	Subordinated convertible debt	Capital reserves	Retained earnings	Merger result	Surplus (Def) from for-sale instruments	Conversion result from foreign op.	Surplus (Def) from capital restatement	Res. from own. of Non-mon assets	Net income			
Balance as of Dec. 31 '00 in Dec. '01 Pesos	2,696	60,002	768	7,148	(11,225)	290	(1,390)	14	(20,571)	(665)	1,765	445		39,277
Movements due to Shareholders decisions														
Majority interest:														
Transfer of 2000 income					2,055	(290)					(1,765)			
Use of 2000 net income:														
Legal reserve														
Conversion subordinated debt	19	730	(749)											
Minority interest:														
Afore Bancomer dividend payment												(181)		(181)
Issue of Capital Notes													4,585	4,585
Total	19	730	(749)	0	2,055	(290)	0	0	0	0	(1,765)	(181)	4,585	4,404
Movements due to recognition of aggregated income														
Net income											6,091	211		6,302
Monetary erosion of subordinated debt			(19)											(19)
Results from non-monetary assets invested in non-listed shares										(217)		(15)		(232)
Surplus (Deficit) for-sale instruments							(661)							(661)
Conversion effect from foreign operations					17			(20)	3					
Adjustment of subsidiaries past net income					(1,611)									(1,611)
Total	0	0	(19)	0	(1,594)	0	(661)	(20)	3	(217)	6,091	196	0	3,779
Balance as of December 31, 2001	2,715	60,732	0	7,148	(10,764)	0	(2,051)	(6)	(20,568)	(882)	6,091	460	4,585	47,460

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of December 31, 2001

Millions of Pesos	Dec 2001	Sept 2001	Jun 2001	Mar 2001	Dec 2000
ASSETS					
Cash and due from banks	**64,458**	**67,139**	**45,942**	**47,358**	**50,005**
Investment in securities	**64,401**	**46,211**	**46,153**	**53,819**	**43,385**
Trading	35,688	14,419	13,374	20,081	9,784
For sale	7,964	10,541	7,054	7,603	8,682
Held to maturity	20,748	21,250	25,725	26,135	24,919
Transactions with securities and derivatives	**132**	**184**	**338**	**261**	**476**
Debtor balances under repurchase and resale transactions	39	171	18	0	169
Derivatives	93	13	320	261	307
Performing loans					
Commercial	64,894	65,875	64,860	65,292	73,591
Financial entities	0	0	0	0	10
Consumer	14,468	13,235	12,514	11,572	11,777
Mortgage	43,016	43,973	45,129	46,029	45,075
Government entities	30,811	31,092	34,381	38,899	37,409
FOBAPROA or IPAB notes	85,753	86,679	86,908	86,692	87,665
Total performing loans	**238,942**	**240,855**	**243,793**	**248,485**	**255,527**
Non-performing loans					
Commercial	5,634	6,945	6,512	10,061	13,030
Consumer	898	931	958	914	955
Mortgage	6,143	7,062	7,044	7,412	7,734
Total non-performing loans	**12,675**	**14,939**	**14,514**	**18,387**	**21,719**
Total loan portfolio	**251,617**	**255,794**	**258,307**	**266,872**	**277,246**
Provisions for loan losses	(14,185)	(15,768)	(16,288)	(20,483)	(24,286)
Total net loan portfolio	**237,431**	**240,026**	**242,019**	**246,389**	**252,960**
Receivables, sundry debtors & advance payments	5,041	7,828	7,173	7,527	5,727
Repossessed assets	3,830	4,119	4,520	5,126	4,950
Fixed assets	15,273	15,517	17,438	17,660	17,798
Equity investments	2,125	2,564	2,947	2,877	2,818
Deferred taxes (net)	24,799	25,359	25,430	26,092	26,918
Other assets	**3,021**	**3,138**	**3,202**	**3,290**	**3,229**
Other assets, deferred charges & intangible	1,397	1,492	1,535	1,596	1,519
Goodwill	1,624	1,646	1,667	1,694	1,710
TOTAL ASSETS	**420,509**	**412,083**	**395,163**	**410,399**	**408,266**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET (Continued)

Expressed in terms of purchasing power as of December 31, 2001

Millions of Pesos	Dec 2001	Sept 2001	Jun 2001	Mar 2001	Dec 2000
LIABILITIES					
Funding	**324,410**	**309,602**	**304,416**	**306,644**	**316,300**
Deposits on demand	132,633	124,437	114,616	109,320	120,940
Time deposits	191,274	183,943	188,569	196,078	194,083
Bank bonds	503	1,223	1,231	1,246	1,276
Bank and other loans	**38,601**	**44,434**	**32,298**	**42,124**	**38,435**
Loans on demand	3,074	3,115	1,566	6,369	1,658
Short-term	15,594	19,358	5,833	8,599	7,931
Long-term	19,933	21,962	24,899	27,156	28,846
Transactions with securities and derivatives	**302**	**1,014**	**377**	**53**	**95**
Creditor balances under repurchase and resale transactions	0	158	18	35	67
Securities to be delivered in loan operations	0	460	0	0	0
Derivatives	302	395	359	19	28
Other payables	**8,236**	**7,351**	**8,031**	**10,271**	**8,779**
Income and employee profit-sharing taxes	468	483	307	450	73
Sundry liabilities (net)	7,768	6,869	7,724	9,821	8,706
Subordinated debentures	**7,511**	**7,909**	**7,710**	**9,802**	**9,974**
Deferred credits	**53**	**1,140**	**1,594**	**1,485**	**1,120**
TOTAL LIABILITIES	**379,113**	**371,450**	**354,426**	**370,380**	**374,702**
EQUITY					
Subscribed capital	**30,112**	**30,112**	**30,112**	**30,121**	**30,131**
Paid-in capital	13,877	13,877	13,823	13,784	13,784
Additional paid-in capital	16,234	16,234	15,843	15,579	15,579
Subordinated convertible debt	0	0	446	758	768
Earned capital	**6,242**	**5,277**	**5,642**	**4,664**	**3,008**
Capital reserves	7,383	7,383	7,383	7,299	7,299
Retained earnings	(874)	(877)	546	791	(1,008)
Unrealized change in valuation of for-sale securities	(2,004)	(1,820)	(1,583)	(1,398)	(1,392)
Gain on translation of foreign operations	(6)	2	(3)	10	14
Surplus (Deficit) of equity restatement	(3,370)	(3,364)	(3,372)	(3,364)	(3,362)
Result from ownership of non-monetary assets (RONMA)	(547)	(511)	(493)	(428)	(296)
RONMA fixed assets	*(3)*	*(3)*	*(3)*	*(3)*	*0*
RONMA Permanent investments in shares	*(452)*	*(420)*	*(344)*	*(230)*	*(107)*
RONMA Deferred taxes	*72*	*76*	*78*	*28*	*33*
RONMA Others	*(165)*	*(164)*	*(223)*	*(224)*	*(222)*
Net result for the period	5,660	4,463	3,163	1,755	1,753
Majority equity	**36,354**	**35,388**	**35,753**	**34,785**	**33,139**
Minority interest for capital notes	**4,585**	**4,822**	**4,637**	**4,919**	**0**
Minority interest for subsidiaries	**457**	**422**	**347**	**315**	**425**
TOTAL STOCKHOLDERS' EQUITY	**41,396**	**40,632**	**40,737**	**40,019**	**33,564**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**420,509**	**412,083**	**395,163**	**410,399**	**408,266**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of December 31, 2001

Millions of Pesos	
Guarantees granted	966
Other contingent obligations	3,186
Irrevocable lines of credit granted	4,551
Assets held in trust or mandate	437,059
Assets in custody or under administration	91,117
Investment banking transactions on behalf of third parties, net	9,858
Amounts committed in transactions with FOBAPROA/IPAB	46,045
	592,782
Securities receivables under resale transactions	118,253
Less - resale transactions	118,235
	18
Repurchase transactions	38,572
Less - securities deliverable under repurchase transactions	38,552
	20

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of December 31, 2001

Millions of Pesos	Bancomer	Bancomer Servicios
ASSETS		
Cash and due from banks	**64,458**	**49**
Investment in securities	**63,600**	**801**
Trading	35,088	600
For sale	7,764	201
Held to maturity	20,748	0
Transactions with securities and derivatives	**115**	**17**
Debtor balances under repurchase and resale transactions	22	17
Derivatives	93	0
Performing loans		
Commercial	64,894	0
Financial entities	0	0
Consumer	14,468	0
Mortgage	43,016	0
Government entities	30,811	0
FOBAPROA or IPAB notes	85,753	0
Total performing loans	**238,942**	**0**
Non-performing loans		
Commercial	5,634	0
Consumer	898	0
Mortgage	6,143	0
Total non-performing loans	**12,675**	**0**
Total loan portfolio	**251,617**	**0**
Provisions for loan losses	(14,185)	0
Total net loan portfolio	**237,431**	**0**
Receivables, sundry debtors & advance payments	4,908	224
Repossessed assets	3,467	363
Fixed assets	15,203	70
Equity investments	1,957	168
Deferred taxes (net)	21,972	2,827
Other assets	**3,021**	**0**
Other assets, deferred charges & intangible	1,397	0
Goodwill	1,624	0
TOTAL ASSETS	**416,130**	**4,519**
LIABILITIES		
Funding	**324,459**	**0**
Loans on demand	132,682	0
Time deposits	191,274	0
Bank bonds	503	0
Bank and other loans	**38,601**	**0**
Loans on demand	3,074	0
Short term	15,594	0
Long term	19,933	0
Transactions with securities and derivatives	**302**	**0**
Creditor balances under repurchase and resale transactions	0	0
Securities to be delivered in loan operations	0	
Investment in securities derivatives	302	0
Other payable accounts	**8,227**	**100**
Deferred taxes	468	0
Sundry liabilities (net)	7,759	100
Subordinated debentures outstanding	**7,511**	**0**
Deferred credits	**40**	**13**
TOTAL LIABILITIES	**379,140**	**114**
EQUITY		
Paid-in capital	**24,031**	**6,081**
Capital stock	8,094	5,783
Additional paid-in capital	15,936	298
Subordinated convertible debt	0	0
Earned capital	**7,918**	**(1,675)**
Capital reserves	6,967	416
Retained earnings	1,247	(2,121)
Unrealized loss from valuation of for-sale securities	(1,990)	(14)
Gain on translation of foreign operations	(6)	0
Cumulative effect of restatement	(2,926)	(444)
Result from ownership of non-monetary assets (RONMA)	(473)	(74)
RONMA Fixed Assets	*(0)*	*(2)*
RONMA Permanent investments in shares	*(380)*	*(71)*
RONMA Deferred taxes	72	0
RONMA Others	*(165)*	*0*
Net income for the period	5,098	562
Majority equity	**31,948**	**4,406**
Minority interest on capital notes	**4,585**	**0**
Minority interest on subsidiaries	**457**	**0**
TOTAL SHAREHOLDERS' EQUITY	**36,990**	**4,406**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**416,130**	**4,519**

BANKING BUSINESS WITH SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power of December 31, 2001

Millions of Pesos	12 Months 2001	12 Months 2000	4Q 2001	3Q 2001	2Q 2001	1Q 2001	4Q 2000
Total interest income	58,348	74,963	11,541	12,881	15,322	18,604	19,688
Total interest expense	(39,037)	(56,339)	(6,658)	(8,116)	(10,730)	(13,533)	(14,214)
Net interest income before monetary result	**19,311**	**18,624**	**4,883**	**4,765**	**4,592**	**5,071**	**5,474**
Monetary gain (loss)(interest income)	1,388	2,762	379	208	371	430	658
Net interest income	**20,699**	**21,386**	**5,262**	**4,973**	**4,963**	**5,501**	**6,132**
Provision for loan losses	(2,468)	(3,294)	(1,300)	(446)	(347)	(375)	(439)
Fobaproa provision	0	(406)	0	0	0	0	0
Net interest income after provisions	**18,231**	**17,686**	**3,962**	**4,527**	**4,616**	**5,126**	**5,693**
Non-interest income	**11,772**	**9,039**	**3,078**	**2,485**	**3,338**	**2,871**	**2,445**
Comissions and fee income	11,363	10,209	2,911	3,162	2,605	2,685	2,647
Comissions and fees expense	(1,574)	(1,375)	(475)	(362)	(325)	(412)	(374)
Trading income	1,983	205	642	(315)	1,058	598	172
Operating revenues	**30,003**	**26,725**	**7,040**	**7,012**	**7,954**	**7,997**	**8,138**
Non-interest expense	(19,344)	(21,448)	(4,695)	(4,760)	(4,865)	(5,024)	(5,304)
Operating income	**10,659**	**5,277**	**2,345**	**2,252**	**3,089**	**2,973**	**2,834**
Other income (expense)(net)	**(1,116)**	**(1,382)**	**(19)**	**(34)**	**(695)**	**(368)**	**(781)**
Other income (enxpense)(net)	(455)	(373)	257	(107)	(476)	(129)	(601)
Monetary gain (loss) from operation	(661)	(1,009)	(276)	73	(219)	(239)	(180)
Earnings before taxes	**9,543**	**3,895**	**2,326**	**2,218**	**2,394**	**2,605**	**2,053**
Incurred income tax & profit sharing	(587)	(854)	(12)	(219)	(131)	(225)	(337)
Deferred income tax & profit sharing	(2,663)	493	(664)	(554)	(830)	(615)	(419)
Net income before participation in subsidiaries, assoc. & affiliates	6,293	3,534	1,650	1,445	1,433	1,765	1,297
Participation in subs., assoc. & affil. net income	(61)	(238)	(58)	(70)	8	59	(66)
Net income from continuous operations	**6,232**	**3,296**	**1,592**	**1,375**	**1,441**	**1,824**	**1,231**
Discontinued operations, extraordinary items and changes in accounting principles	(359)	(1,201)	(359)	0	0	0	(1,067)
Net income before minority interest	**5,873**	**2,095**	**1,233**	**1,375**	**1,441**	**1,824**	**164**
Minority Interest	(213)	(342)	(36)	(74)	(33)	(70)	(38)
Net income	**5,660**	**1,753**	**1,197**	**1,301**	**1,408**	**1,754**	**126**

Condensed Notes

1. Investment in Securities

As of December 31, 2001 the investment in securities portfolio totaled Ps. 64,400 million:

Composition of Investment in Securities Millions of Pesos	Government	Banks	Other debt securities	Equities	Total
Investments in securities					
Tradable	3,031	31,671	967	19	35,688
For sale	46	642	2,407	4,869	7,964
Held to maturity	20,512	0	236	0	20,748
	23,589	**32,313**	**3,610**	**4,888**	**64,400**

2. Repos and Derivatives

2.1 Repo Operations

As of December 31, 2001, repo debit and credit operational balances were the following:

Repo Operations Millions of Pesos	Government	Banks	Total
Securities receivable	109,673	8,580	118,253
Creditor balance in repo transactions	109,655	8,580	118,235
Securities deliverable	38,452	100	38,552
Debtor balance in repo transactions	38,472	100	38,572

2.2 Derivatives

As of December 31, 2001, the notional amounts of derivative products were the following:

For Trading Purposes

Underlying	Futures * Buy	Sell
USD	86	145
Euro	71	-
Interest Rates	24,242	73,595
Indexes	6	4

Underlying	Forwards Buy	Sell
USD *	43,050	74,095
Other Currencies *	513	551
Shares	54	-
Interest Rates **	12,700	6,350

	Options **			
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	486	493	1,443	16
ADR's	-	1	-	-
Interest Rates	597	-	-	-



Underlying	Currency Swaps * Receivable	Deliverable
Pesos	2,704	729
USD	4,178	2,674
UDI	99	3,821



Interest Rate Swaps **	
Reference Balance	30,092

* Contract amount in millions of Pesos

** Reference balance in millions of Pesos

For Hedging Purposes

	Options**			
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	8
Interest Rates	-	888	-	-

Currency	Currency Swaps * Receivable	Deliverable
USD	-	1,126
Other Currencies	921	-



Interest Rate Swaps **	
Reference Balance	9,965

* Contract amount in millions of Pesos

** Reference balance in millions of Pesos

3. Value at Risk

VaR is a statistical tool used to measure market risk, which aims at determining what is the maximum "reasonable" expected loss, within a certain timeline and under normal market conditions, related to specific securities trading portfolios. VaR is measured as follows:

- Definition of portfolio valuation sensitivity to changes in prices, exchange rates, interest rates and/or indexes (i.e., estimation of likely changes in portfolio valuation to changes in the risk factors that determine its price).
- Estimation of an expected "reasonable" change, within a certain time horizon, of those prices, interest rates, exchange rates or indexes (i.e., determining volatility of the risk factors).
- Calculation of the degree of correlation of the aforementioned risk factors (i.e., the degree in which risk factors move "jointly").
- Estimation of the value of the portfolio under expected simultaneous changes in risk factors.
- Determination of the maximum potential loss in value in terms of variations in the value of the portfolio under analysis.

In short, VaR is a number that summarizes market risk of an asset portfolio, within a range of reliability.

In the case of Bancomer, VaR is measured with a 99% confidence level (i.e., the maximum potential loss, within a certain time horizon, which is not to be exceeded in more than 99% of the cases), and following three different methods of calculation:

- Parametric model: estimates VaR by risk factor.
- Monte Carlo simulation: estimates VaR for complex portfolios, such as those including options and derivatives.
- Simulation based on Historic Data: because it is based on historical information, it does not imply making assumptions regarding the distribution of the variations of the risk factors.

The quarterly average Value at Risk ("VaR") of the trading portfolio of the Banking Business, including bonds, equities, foreign exchange rates, swaps and interest rates, forwards and futures contracts and other derivatives, including both on and off-balance sheet items, is measured in two different ways. The first one assumes a 1-day holding period of the securities and a 99% level of confidence, while the second assumes a 10-day holding period of the securities and a 99% confidence level. The average VaR during the quarter was of Ps. 58 million calculated under the former methodology, and Ps. 178 million under the latter, equivalent to 0.1% and 0.4% of GFBB's stockholders' equity, respectively.



Until 2Q01, Value at Risk was calculated using the historical simulation method. However, as of 3Q01 it is reported following the parametric method, so as to estimate the variable more accurately by risk factor, and to facilitate VaR consolidation at the BBVA Group level. In 4Q01, the average VaR for one and ten-day holding periods, with a 99% level of confidence for each risk factor was:

Value at Risk Millions of Pesos	VaR 1 day	VaR 10 days
Fixed Income	60	185
Equities	1	3
Exchange Rate	21	67
Total	**58**	**178**

Banking Business: Average Value at Risk Millions of Pesos	4Q 2001 (1)	3Q 2001 (1)	2Q 2001 (2)	1Q 2001 (2)
1-Day VaR	58	67	48	90
10-Day VaR	178	211	156	292

(1) Parametric method calculation

(2) Historical simulation calculation

4. Trading

Trading Income Millions of Pesos	Income Due to Valuation 12M01	Income Due to Trading 12M01	Total
Investment in securities	455	376	**831**
Equity	442	(398)	**44**
Fixed Income	13	774	**787**
Repo operations	(2)	607	**605**
Derivatives	(496)	(179)	**(675)**
Total	(43)	804	**761**

5. Other Income (Expense) (Net)

Other Income (Expense) (Net) Millions of Pesos	
Extraordinary interest income (Finape Program)	815
Extraordinary provision in anticipation of changes in valuation of certain assets	(520)

6. Loan Portfolio Ratings

As of year-end 2001, portfolio ratings and portfolio-related reserves were the following:

Portfolio Ratings Millions of Pesos	Commercial		Mortgage		Consumer	
	Balance	Estimated Reserve	Balance	Estimated Reserve	Balance	Estimated Reserve
A	214,181	478	31,219	251	13,047	66
B	10,986	1,827	8,102	647	809	81
C	5,709	2,170	5,183	1,652	155	70
D	211	177	5,454	3,818	244	182
E	1,989	2,145	18	177	685	683
Total	**233,076**	**6,797**	**49,976**	**6,545**	**14,940**	**1,082**

Commerical loan rating at December and mortgage and consumer loan ratings at November
Commerical loans include the gross balance of the Fobaproa/IPAB notes and loans to government entities

Based on agreements between the CNBV and credit institutions, commercial troubled loans have been defined as those rated D and E. According to this definition, total troubled commercial loans amounted to Ps. 2,200 million, i.e. a mere 0.9% of the total commercial loan portfolio.

7. Capitalization

As of YE01, the estimated total capitalization ratio for Bancomer, including market risk, was 14.4% and Tier 1 capital ratio stood at 10.8%. The estimated total capitalization ratio for Bancomer Servicios, including market risk, was 82.5%.

Capitalization Millions of Pesos	Bancomer December 2001		Bancomer Servicios December 2001	
Tier-1 Capital	25,381		3,682	
Tier-2 Capital	8,302		0	
Net Capital	**33,683**		**3,682**	
	Credit Risk	Mkt. & Credit Risk	Credit Risk	Mkt. & Credit Risk
% of Risk weighted assets				
Tier-1 Capital	12.8%	10.8%	110.1%	82.5%
Tier-2 Capital	4.2%	3.5%		
Net Capital	**17.0%**	**14.4%**	**110.1%**	**82.5%**
Risk weighted assets	197,740	234,192	3,343	4,464

Banking Business: Risk Weighted Assets Millions of Pesos as of December 2001	Banking Business		Bancomer		Bancomer Servicios	
	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements
Credit Risk Assets	201,083	16,087	197,740	15,819	3,343	267
Group I (weighted at 0%)						
Group II (weighted at 20%)	16,303	1,304	16,156	1,292	147	12
Group III (weighted at 100%)	184,780	14,782	181,584	14,527	3,196	256
Market Risk Assets	37,572	3,006	36,451	2,916	1,121	90
Operations in local currency at nominal rate	12,749	1,020	11,773	942	976	78
Operations in local currency at real rate or denominated in UDIS	5,289	423	5,289	423		
Interest rate transactions in foreign currency in nominal rate	6,055	484	6,055	484		
Positions in UDIS or yield indexed to inflation	92	7	92	7		
Positions in foreign currencies or indexed to the exchange rate	1,456	116	1,456	116		
Positions in equity or indexed to the price of a stock or group of stocks	11,931	954	11,786	943	145	12
Total, Including Credit and Market Risk	238,656	19,092	234,192	18,735	4,464	357



Banking Business: Net Capital Millions of Pesos as of December 2001	Banking Business	Bancomer	Bancomer Servicios
Tier 1 Capital	**29,062**	**25,381**	**3,682**
Stockholders' equity	36,354	31,948	4,406
Subordinated debt and capitalization inst.	3,311	3,311	
Deductions for investments in subordinated instruments			
Deductions for investments in financial entities	(3,770)	(3,623)	(147)
Deductions for investments in non financial entities	(1,376)	(1,220)	(155)
Deductions for financing granted for repurchase of stock for the bank or other entities			
Deductions for deferred taxes	(5,254)	(4,832)	(422)
Organizational expenses and other intangibles	(184)	(184)	
Minus other assets	(19)	(19)	
Tier 2 Capital	**8,302**	**8,302**	**0**
Subordinated debt and capitalization instruments	6,297	6,297	
General reserves	2,005	2,005	
Deductions for subordinated debt			
Net Capital	**37,364**	**33,683**	**3,682**

8. Debtor Support Programs

Cost Debtor Support Programs Million of Nominal Pesos	12 Months 2001	4Q 2001	3Q 2001	2Q 2001	1Q 2001
Commercial portfolio	66	24	11	19	12
Mortgage portfolio	1,361	420	338	291	312
TOTAL	**1,427**	**444**	**349**	**310**	**324**

9. Interbank Loans

Balances and Rates of Interbank and Other Entities Loans Millions of Pesos		Local Currency		Foreign Currency		Total	
		Balance	Rate	Balance	Rate	Balance	Rate
4Q01	Interbank and other entities' loans	22,161	8.5%	18,113	4.4%	40,274	6.6%
3Q01	Interbank and other entities' loans	25,559	8.5%	20,910	5.2%	46,469	6.7%
4Q00	Interbank and other entities' loans	11,428	15.7%	27,007	7.9%	38,435	10.6%

A total of 60% of these loans are due in less than 1 year, 21% in a 1 to 2 -year period, and the rest matures in over 2 years.

10.-Risk Management: Implementation of Rule 1423

The implementation of "Prudential Dispositions Regarding Risk Management" (CNBV's Ruling 1423) is based on the acknowledgment of certain fundamental concepts for efficient and effective risk management. These concepts were assessed within a framework of "quantitative" risk (credit, market and liquidity) and "qualitative" (operating and legal), and under the principle that they would satisfy some basic processes for identification, measurement, monitoring, limits, control and disclosure. The main steps taken for the implementation of Ruling 1423 include:

a) Participation of the Social Entities
- Defining the responsibilities of the Board of Directors
- Establishing risk limits relative to stockholders' equity at the highest level of the bank
- Creating the Risks Committee and defining its relation with other decision entities



b) Policies and Procedures
- Developing risk manuals with standard contents, including strategy, organization, operational, technological and methodological frameworks and procedural norms
- Developing specific manuals for legal risks, containing related methodologies
- Defining third-party responsibilities, training programs and communication of norms

c) Tactic Decision-Making
- Granting independence to the Risk Management Unit
- Enabling participation of the Risk Management Unit in operating committees
- Establishing monitoring processes, and daily and monthly reports

d) Analytic Tools
- Measuring credit, market and liquidity risks, under "consistent" methodologies and parameters, on a permanent basis
- Developing diversification indicators (correlations)
- Establishing periodical sensibility analyses, testing extreme-case scenarios and revising and calibrating models
- Creating a Global Operational and Legal Risk Management Division, within the Risk Management Unit
- Integrating the different types of risk through the definition of "capital requirement"

e) Information.
- Establishing periodical reporting to the Risk Committee, Board of Directors, business units, CFO office and other top management executives

f) Technological Platform
- Revising all data sources and risk-measuring calculations
- Improving data quality, availability and sufficiency

The bank believes that, to date, it has achieved adequate progress in implementing Ruling 1423. The bank is currently improving risk-measuring capabilities, automating processes and fine-tuning its risk methodologies.

Methodological Background.

For risk management purposes, the bank's Balance Sheet can be analyzed as follows:

a) Market Risk (measured through the VaR methodology)
- Trading and investments portfolio (investments in negotiable securities and trading securities, repos and derivative operations)
- Structural Balance (the rest of the bank's balance, including securities held to maturity and derivatives for interest-rate structural risk management)

b) Credit Risk: Bancomer measures credit risks based on the Expected Loss and in the Unexpected Loss. Expected Loss is an indicator of the current value of the loan portfolio under a default scenario within the next 12 months, while the Unexpected Loss measures the variability of the Expected Loss
- Middle-market and Corporate (commercial loan portfolio, including small business firms, and exposure to investments on securities and as counterpart of derivatives)
- Retail/Consumer (credit cards, consumer loans and mortgages)

Tickers

Mexico	OTC	PORTAL	Latibex	Bloomberg	Reuters
GFBBO	GFBVY	GFBWY	XGFBB	GFBBO	GFBBO.MX

Debt Ratings

	Long Term		Short Term	
Bancome	Pesos	F.C.	Pesos	F.C.
S&P	BBB-	BB+	A-3	B
Moody's	A1	Baa1	P-3	NP
Fitch	BBB	BBB-	F2	F3

Contacts

David Sánchez-Tembleque (52-55)-5621-4938
José de Jesús Gomez (52-55)-5621-5875
Araceli Espinosa (52-55)-5621-5875
Fax (52-55)-5621-7912
investor.relations@bbva.bancomer.com
www.bancomer.com